# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barings Private Credit Corporation, CIK 0001859919
CUSIP: 06763A101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina (NC), 28202
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002022801

## Reporting persons
- Income Insurance Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,056,490; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 8,056,490 (5.6% of the class)
  Comment: Income Insurance Ltd. ("Income") has the right to direct the voting of 8,056,490 shares of Common Stock, par value $0.001 per share (the "Common Stock") of Barings Private Credit Corporation (the "Issuer") held by Barings Private Credit Cayman Fund SPC, a private fund in which Income is an investor. Income does not have the right to direct the disposition of shares of Common Stock held by Barings Private Credit Cayman Fund SPC.
  
  The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 143,417,569 shares of Common Stock outstanding as of August 5, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the Securities and Exchange Commission on August 5, 2026.
- NTUC Enterprise Co-Operative Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,056,490; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 8,056,490 (5.6% of the class)
  Comment: Income has the right to direct the voting of 8,056,490 shares of Common Stock of the Issuer held by Barings Private Credit Cayman Fund SPC, a private fund in which Income is an investor. Income does not have the right to direct the disposition of shares of Common Stock held by Barings Private Credit Cayman Fund SPC. NTUC Enterprise Co-Operative Ltd is the parent company of Income and may be deemed to beneficially own the shares of Common Stock beneficially owned by Income.
  
  The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 143,417,569 shares of Common Stock outstanding as of August 5, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the Securities and Exchange Commission on August 5, 2026.

## Item 1. Issuer
Name of issuer: Barings Private Credit Corporation
Address of issuer's principal executive offices: 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202

## Item 2. Person Filing
Name of person filing:
Income Insurance Ltd
NTUC Enterprise Co-Operative Ltd
Address of principal business office or, if none, residence: 75 Bras Basah Road, Income Centre, Singapore, 189557
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance company in Singapore

## Item 4. Ownership
Amount beneficially owned: Income has the right to direct the voting of 8,056,490 shares of Common Stock held by Barings Private Credit Cayman Fund SPC, a private fund in which Income is an investor. Income does not have the right to direct the disposition of shares of Common Stock held by Barings Private Credit Cayman Fund SPC. NTUC is the parent company of Income and may be deemed to beneficially own the shares of Common Stock beneficially owned by Income.
Percent of class: 5.6%. The number of shares outstanding for purposes of this percentage calculation is based on 143,417,569 shares of Common Stock outstanding as of August 5, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the Securities and Exchange Commission on August 5, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,056,490
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Insurance companies in Singapore is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Income Insurance Ltd: /s/ Mark Shi Minkang, Mark Shi Minkang / Authorized Signatory (08/14/2026)
- NTUC Enterprise Co-Operative Ltd: /s/ David Poh, David Poh / Authorized Signatory (08/14/2026)